# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Puretech Health Plc., CIK 0001782999
CUSIP: G7297M101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 6 Tide Street, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000831001

## Reporting persons
- Citigroup Global Markets Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 13,220,374; sole dispositive power 0; shared dispositive power 13,220,374; aggregate amount beneficially owned 13,220,374 (5.5% of the class)
- Citigroup Global Markets Holdings Bahamas Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 13,220,374; sole dispositive power 0; shared dispositive power 13,220,374; aggregate amount beneficially owned 13,220,374 (5.5% of the class)
- Citigroup Financial Products Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,220,374; sole dispositive power 0; shared dispositive power 13,220,374; aggregate amount beneficially owned 13,220,374 (5.5% of the class)
- Citigroup Global Markets Holdings Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 13,220,374; sole dispositive power 0; shared dispositive power 13,220,374; aggregate amount beneficially owned 13,220,374 (5.5% of the class)
- Citigroup Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,220,374; sole dispositive power 0; shared dispositive power 13,220,374; aggregate amount beneficially owned 13,220,374 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Puretech Health Plc.
Address of issuer's principal executive offices: 6 Tide Street, Suite 400, Boston MA 02210

## Item 2. Person Filing
Name of person filing: Citigroup Global Markets Limited ("CGML"), Citigroup Global Markets Holdings Bahamas Limited ("CGMHBL"), Citigroup Financial Products Inc. ("CFP"), Citigroup Global Markets Holdings Inc. ("CGM Holdings"), Citigroup Inc. ("Citigroup").
Address of principal business office or, if none, residence: CGML: 25 Canary Square, London GB E145LB. CGMHBL: Ocean Center, Montagu Foreshore, East Bay Street Nassau, New Providence Bahamas 19084. CFP, CGM Holdings and Citigroup: 388 Greenwich Street, New York, NY 10013.
Citizenship: CGML is chartered and headquartered in England. CGMHBL is chartered and headquartered in the Bahamas. CGM Holdings is a New York corporation. CFP and Citigroup are Delaware corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Foreign Financial Institution

## Item 4. Ownership
Amount beneficially owned: 13,220,374
Percent of class: 5.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,220,374
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,220,374

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: CGMHBL is the sole stockholder of CGML. CFP is the sole stockholder of CGMHBL. CGM Holdings is the sole stockholder of CFP. Citigroup is the sole stockholder of CGM Holdings.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Citigroup Global Markets Limited: Simon Cumming, Assistant Company Secretary (08/11/2025)
- Citigroup Global Markets Holdings Bahamas Limited: David Graham, UK Corporate Chain Controller (08/11/2025)
- Citigroup Financial Products Inc.: Ronny Ostrow, Assistant Secretary (08/11/2025)
- Citigroup Global Markets Holdings Inc.: Ronny Ostrow, Assistant Secretary (08/11/2025)
- Citigroup Inc.: Ronny Ostrow, Assistant Secretary (08/11/2025)